SUBJECT TO COMPLETION, DATED MAY 24, 2006

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 31, 2006)

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132878

$500,000,000

Humana Inc.

% Senior Notes due

Interest on the notes is payable on                and               of each year, beginning on               , 2006. The notes will mature on               ,               . Interest will accrue from               , 2006.

We may redeem the notes in whole or in part at any time prior to their maturity at the “make whole” redemption price described in this prospectus supplement.

The notes will be unsecured and will rank equally with all of our other unsecured senior indebtedness.

Investing in the notes involves risks that are described in the “Risk Factors” sections beginning on page S-3 of this prospectus supplement and in other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Humana Inc. (before expenses)	%	$

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers on or about           , 2006 through The Depository Trust Company.

Joint Book-Running Managers

Citigroup	Wachovia Securities

                       , 2006

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement, the accompanying prospectus or those documents.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

About this Prospectus	ii
Forward-Looking Statements	iii
Where You Can Find Additional Information	iv
Incorporation of Certain Documents by Reference	v
Our Company	1
Use of Proceeds	2
Description of the Securities We May Issue	3
Description of the Debt Securities	7
Description of the Preferred Stock and the Depositary Shares
Representing Fractional Shares of Preferred Stock	10
Description of the Common Stock	12
Description of the Securities Warrants	13
Plan of Distribution	14
Legal Matters	16
Experts	17

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

These offering materials consist of two documents and the information incorporated by reference in these two documents: this prospectus supplement, which describes the terms of the notes that we are currently offering, and the accompanying prospectus, which provides general information about us and our debt securities, some of which may not apply to the notes that we are currently offering. If information in this prospectus supplement, or the information incorporated by reference in this prospectus supplement, is inconsistent with, updates or changes the accompanying prospectus or the information incorporated by reference in the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in this prospectus supplement, will apply and will supersede that information in the accompanying prospectus or the information incorporated by reference in the accompanying prospectus. In addition, the information in this prospectus supplement may add to, update or change the information incorporated by reference in this prospectus supplement and accordingly will supersede that information.

It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, referred to in “Incorporation of Certain Documents by Reference” in this prospectus supplement and the accompanying prospectus.

Unless otherwise specified, all references in this prospectus supplement to:

•       “we,” “us” and “our” are to Humana Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires; and

•       “underwriters” are to the firms listed in “Underwriting” in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and any documents we incorporate by reference in this prospectus supplement and the accompanying prospectus may include both historical and forward-looking statements. The forward-looking statements are made within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things, information set forth under “Risk Factors” beginning on page S-3 of this prospectus supplement, matters described in this prospectus supplement and the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including the “Risk Factors” contained in certain documents incorporated by reference in this prospectus supplement.

We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus supplement and the accompanying prospectus might not occur. There may also be other risks that we are unable to predict at this time.

S-ii

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information contained in documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus supplement and the accompanying prospectus is an important part of this prospectus supplement and the accompanying prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•       our annual report on Form 10-K for the fiscal year ended December 31, 2005, or the Form 10-K, except to the extent superseded as described below;

•       our quarterly report on Form 10-Q for the quarterly period ended March 31, 2006;

•       our current reports on Form 8-K filed on March 1, 2006 and April 5, 2006;

•       our current report on Form 8-K filed on May 1, 2006, but only to the extent that the information contained in that current report is deemed to be filed; and

•       our current report on Form 8-K filed on May 24, 2006.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, using the modified retrospective transition method. Our current report on Form 8-K filed on May 24, 2006, referenced above, contains information showing the effects of our retrospective application of SFAS 123R on our historical annual financial information included in the Form 10-K, as if SFAS 123R had been adopted on January 1, 1995, the effective date of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation. Accordingly, some of the information in the Form 10-K, in particular our historical consolidated financial statements and related notes and schedules, selected financial information, management’s discussion and analysis of financial condition and results of operations and computation of ratio of earnings to fixed charges, has been superseded by the information contained in the above-referenced current report on Form 8-K.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

500 West Main Street
Louisville, Kentucky 40202
(502) 580-1000
Attn: Investor Relations

You may also obtain a copy of these filings from our Internet web site at www.humana.com. Please note, however, that the information on our Internet web site, other than the documents listed above, is not intended to be incorporated by reference into this prospectus supplement or the accompanying prospectus and should not be considered a part of this prospectus supplement or the accompanying prospectus.

S-iii

SUMMARY

Humana Inc.

Headquartered in Louisville, Kentucky, we are one of the nation’s largest publicly traded health benefits companies, based on our 2005 revenues of $14.4 billion. We offer coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups, government-sponsored programs and individuals. As of March 31, 2006, we had approximately 9.3 million members in our medical benefit programs, as well as approximately 1.9 million members in our specialty products programs. As of December 31, 2005, we had approximately 559,000 contracts with physicians, hospitals, dentists, and other providers to provide health care to our members. During 2005, 51% of our premiums and administrative services fees were derived from contracts with the federal government, including 17% related to our TRICARE contracts and 20% related to our contracts in Florida with the Centers for Medicare and Medicaid Services, or CMS. Under our CMS contracts in Florida, we provide health insurance coverage, including pharmacy-only benefits, to approximately 435,400 members as of March 31, 2006.

We manage our business with two segments: Government and Commercial. The Government segment consists of members enrolled in government-sponsored plans, and includes three lines of business:  Medicare, TRICARE and Medicaid. The Commercial segment consists of members enrolled in products marketed to employer groups and individuals, and includes three lines of business: fully insured medical, administrative services only, or ASO, and specialty. We identified our segments in accordance with the aggregation provisions of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” which is consistent with information used by our Chief Executive Officer in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of customer groups and pricing, benefits and underwriting requirements.

The results of each segment are measured by income before income taxes. We allocate all selling, general and administrative expenses, investment and other income, interest expense, and goodwill, but no other assets or liabilities, to our segments. Members served by our two segments often utilize the same medical provider networks, enabling us to obtain more favorable contract terms with providers. Our segments also share overhead costs and assets. As a result, the profitability of each segment is interdependent.

THE OFFERING

The following summary contains basic information about the notes and is not intended to be complete. For a more complete understanding of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

Issuer	Humana Inc.
Notes Offered	$500,000,000 initial aggregate principal amount of % Senior Notes due .
Maturity Date	, .
Interest Payment Dates	and of each year, commencing on , 2006.
Ranking

The notes will be unsecured senior obligations and will rank equally with all of our existing and future unsecured and unsubordinated indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness to the extent of the assets securing that indebtedness, and will be structurally subordinated to any indebtedness and other liabilities of our subsidiaries.

Optional Redemption	We may redeem the notes, in whole or in part, at any time at the “make whole” redemption price described in “Description of the Notes—Optional Redemption” in this prospectus supplement.
Covenants

The indenture and the supplemental indenture governing the notes will contain covenants that, subject to exceptions and qualifications:

   •   limit our ability and the ability of our subsidiaries to create liens, and

   •   limit our ability to consolidate, merge or transfer all or substantially all of our assets.

See “Description of the Notes” in this prospectus supplement.

Use of Proceeds

We estimate that our net proceeds from the offering of the notes, less underwriters’ discounts and our estimated costs of the offering, will be approximately $495.5 million. We intend to use a portion of these net proceeds from the offering for the repayment of the outstanding balance under our credit facility, and to use the balance of the net proceeds for general corporate purposes, including the funding of our short-term cash needs and potential acquisitions. As of May 1, 2006, the outstanding balance under our credit facility was $200 million.

Our 7¼% Senior Notes due 2006 mature on August 1, 2006. We intend to use some of the balance of the net proceeds from this offering and/or borrowings under our credit facility for the repayment of our 7¼% Senior Notes due 2006, which mature on August 1, 2006.

Additional Issuances

We may “reopen” this series of notes and issue an unlimited principal amount of additional notes of this series in the future. See “Description of the Notes—Additional Issuances” in this prospectus supplement.

Risk Factors

See “Risk Factors” beginning on page S-3 of this prospectus supplement and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of certain factors you should carefully consider before deciding to invest in the notes.

RISK FACTORS

Before making a decision to invest in the notes, you should carefully consider the following:

•       the risk factors described below and those contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus; and

•       the other information included in this prospectus supplement, the accompanying prospectus and incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Associated with the Notes

Our Ability to Obtain Funds from Our Subsidiaries Is Limited and the Notes Will Be Effectively Subordinated to All Liabilities of Our Subsidiaries

Because we operate as a holding company, the notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. Our subsidiaries are the operating entities which generate revenues. As a result, we will be dependent upon dividends, administrative expense reimbursements, and intercompany transfers of funds from our subsidiaries to meet our payment obligations on the notes. However, these subsidiaries are generally regulated by state departments of insurance. In most states, we are required to seek prior approval by these state regulatory authorities before we transfer money or pay dividends from these subsidiaries that exceed specified amounts, or, in some states, any amount. We are also required by law to maintain specific prescribed minimum amounts of capital in these subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Regulatory Requirements” in our Form 10-Q for the quarterly period ended March 31, 2006, which is incorporated by reference in this prospectus supplement. In addition, we normally notify the state departments of insurance prior to making payments that do not require approval. Accordingly, since all of our premiums are earned by our subsidiaries, we cannot guarantee that sufficient funds will be available to us to pay interest on or the principal of the notes. In addition, in the event of our bankruptcy, liquidation or any similar proceeding, holders of notes will be entitled to payment only after the holders of any indebtedness and other liabilities of our subsidiaries have been paid or provided for by these subsidiaries, including the claims of our members. In addition, the indenture under which the notes will be issued does not restrict us or our subsidiaries from incurring additional indebtedness.

We Have Financial and Operating Restrictions in Our Debt Instruments That May Have an Adverse Effect on Our Operations

Agreements governing our existing indebtedness contain covenants that limit our ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments and to sell or otherwise dispose of assets and merge or consolidate with other entities. Our credit facility also requires us to meet certain financial ratios and tests. As of March 31, 2006, after giving effect to the issuance and sale of the notes and the use of the estimated net proceeds, we estimate that we would have had the ability to borrow up to $636 million, including $565 million under our credit facility, after taking into account the ratios and tests mentioned above. It is our intention to seek to increase the size of our credit facility from $600 million to $1.0 billion. Agreements we enter into in the future governing indebtedness could also contain significant financial and operating restrictions.

A failure to comply with the obligations contained in our current or future credit facilities or indentures could result in an event of default or an acceleration of debt under other instruments that may contain cross-acceleration or cross-default provisions. We cannot be certain that we would have, or be able to obtain, sufficient funds to make these accelerated payments.

The Notes Are Unsecured Obligations

The notes will not be secured by any of our assets and are effectively subordinated to any of our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness. Accordingly in the event of our bankruptcy, liquidation or any similar proceeding, holders of the notes will be entitled to payment only after the holders of any of our secured indebtedness have been paid to the extent of the value of the assets securing that indebtedness. As of March 31, 2006, we had $3.5 million of secured indebtedness outstanding. In addition, the indentures governing our existing notes and the notes being offered hereby permit us to incur additional indebtedness, including secured indebtedness.

A Liquid Trading Market for the Notes May Not Develop

There has not been an established trading market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Although the underwriters have informed us that they currently intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice. The liquidity of any market for the notes will depend on the number of holders of the notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. A liquid trading market may not develop for the notes.

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the selected consolidated financial data below from our consolidated financial statements and accompanying notes, some of which are incorporated by reference in this prospectus supplement. This information is only a summary. This information should be read together with our historical financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated by reference in this prospectus supplement.

It should be noted that, on January 1, 2006, we adopted SFAS 123R using the modified retrospective transition method. We filed a current report on Form 8-K on May 24, 2006, which is incorporated by reference in this prospectus supplement, to show the effects of our retrospective application of SFAS 123R on our historical annual financial information included in the Form 10-K. Accordingly, some of the information in the Form 10-K, in particular our historical consolidated financial statements and related notes and schedules, selected financial information, management’s discussion and analysis of financial condition and results of operations and computation of ratio of earnings to fixed charges, has been superseded by the information contained in the above-referenced current report on Form 8-K. All prior period financial data set forth below reflects our retrospective application of SFAS 123R.

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2006	2005(a)	2005(a)(b)	2004(c)	2003(d)	2002(e)(f)	2001
	(dollars in thousands, except per share amounts)
Summary of Operations
Revenues:
Premiums	$4,521,486	$3,290,815	$14,001,591	$12,689,432	$11,825,283	$10,930,397	$9,938,961
Administrative services fees	78,678	63,513	259,437	272,796	271,676	244,396	137,090
Investment and other income	104,201	32,897	157,099	142,097	129,352	86,388	118,835
Total revenues	4,704,365	3,387,225	14,418,127	13,104,325	12,226,311	11,261,181	10,194,886
Operating expenses:
Medical	3,783,926	2,753,733	11,651,470	10,669,647	9,879,421	9,138,196	8,279,844
Selling, general and administrative	740,886	479,040	2,195,604	1,894,336	1,866,531	1,781,457	1,551,257
Depreciation and amortization	34,906	29,249	128,858	117,792	126,779	120,730	161,531
Total operating expenses	4,559,718	3,262,022	13,975,932	12,681,775	11,872,731	11,040,383	9,992,632
Income from operations	144,647	125,203	442,195	422,550	353,580	220,798	202,254
Interest expense	13,439	8,523	39,315	23,172	17,367	17,252	25,302
Income before income taxes	131,208	116,680	402,880	399,378	336,213	203,546	176,952
Provision for income taxes	47,493	9,945	106,150	129,431	112,474	64,694	63,525
Net income	$83,715	$106,735	$296,730	$269,947	$223,739	$138,852	$113,427
Basic earnings per common share	$0.51	$0.66	$1.83	$1.68	$1.41	$0.85	$0.69
Diluted earnings per common share	$0.50	$0.65	$1.79	$1.66	$1.38	$0.83	$0.68
Financial Position (at end of period)
Cash and investments	$4,840,997	$3,042,797	$3,477,955	$3,074,189	$2,927,213	$2,415,914	$2,327,139
Total assets	8,698,020	6,149,593	6,869,614	5,657,617	5,379,814	4,977,029	4,715,445
Medical and other expenses payable	2,169,489	1,546,050	1,909,682	1,422,010	1,272,156	1,142,131	1,086,386
Debt	901,456	885,271	815,044	636,696	642,638	604,913	578,489
Stockholders’ equity	2,567,759	2,233,122	2,508,874	2,124,248	1,868,972	1,641,115	1,541,701
Key Financial Indicators
Medical expense ratio	83.7%	83.7%	83.2%	84.1%	83.5%	83.6%	83.3%
SG&A expense ratio	16.1%	14.3%	15.4%	14.6%	15.4%	15.9%	15.4%
Ratio of earnings to fixed charges(g)(h)	7.2x	9.2x	7.1x	9.1x	9.2x	5.6x	4.4x

	Three Months Ended March 31,		Fiscal Year Ended December 31,
	2006	2005(a)	2005(a)(b)	2004(c)	2003	2002	2001
Medical Membership by Segment (at end of period)
Government:
Medicare Advantage	741,200	449,900	557,800	377,200	328,600	344,100	393,900
Medicare PDP	1,959,000	—	—	—	—	—	—
Total Medicare	2,700,200	449,900	557,800	377,200	328,600	344,100	393,900
Medicaid	427,000	477,200	457,900	478,600	468,900	506,000	490,800
TRICARE	1,724,700	1,723,400	1,750,900	1,789,400	1,849,700	1,755,800	1,714,600
TRICARE ASO	1,149,300	1,148,400	1,138,200	1,082,400	1,057,200	1,048,700	942,700
Total Government	6,001,200	3,798,900	3,904,800	3,727,600	3,704,400	3,654,600	3,542,000
Commercial:
Fully insured	1,864,200	2,039,300	1,999,800	2,286,500	2,352,800	2,340,300	2,301,300
Administrative services only	1,395,200	1,180,100	1,171,000	1,018,600	712,400	652,200	592,500
Total Commercial	3,259,400	3,219,400	3,170,800	3,305,100	3,065,200	2,992,500	2,893,800
Total Medical Membership	9,260,600	7,018,300	7,075,600	7,032,700	6,769,600	6,647,100	6,435,800
Commercial Specialty Membership
Dental	1,445,300	1,362,600	1,456,500	1,246,700	1,147,400	1,094,600	1,123,300
Other	437,000	461,500	445,600	461,500	520,700	545,400	571,300
Total specialty membership	1,882,300	1,824,100	1,902,100	1,708,200	1,668,100	1,640,000	1,694,600

(a)           Includes the acquired operations of CarePlus Health Plans of Florida from February 16, 2005.

(b)          Includes the acquired operations of Corphealth, Inc. from December 20, 2005. Also includes expenses of $71.9 million ($44.8 million after tax, or $0.27 per diluted common share) for a class action litigation settlement, as well as expenses of $27.0 million ($16.9 million after tax, or $0.10 per diluted common share) related to Hurricane Katrina. These expenses were partially offset by the realization of a tax gain contingency of $22.8 million, or $0.14 per diluted common share.

(c)           Includes the acquired operations of Ochsner Health Plan from April 1, 2004.

(d)          Includes expenses of $30.8 million pretax ($18.8 million after tax, or $0.12 per diluted common share) for the writedown of building and equipment and software abandonment expenses. These expenses were partially offset by a gain of $15.2 million pretax ($10.1 million after tax, or $0.06 per diluted common share) for the sale of a venture capital investment. The net impact of these items reduced pretax income by $15.6 million ($8.7 million after tax, or $0.05 per diluted common share).

(e)           Includes expenses of $85.6 million pretax ($58.2 million after tax, or $0.35 per diluted common share) for severance and facility costs related to reducing our administrative cost structure with the elimination of three customer service centers and an enterprise-wide workforce reduction, reserves for liabilities related to a previous acquisition and the impairment in the fair value of certain private debt and equity investments.

(f)             We ceased amortizing goodwill upon adopting Statement of Financial Accounting Standards No. 142, or SFAS 142, on January 1, 2002. Assuming the non-amortization provisions of SFAS 142 were in effect as of January 1, 2001, diluted earnings per common share would have increased $0.31 in 2001.

(g)           For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(h)          There are no shares of preferred stock outstanding.

CAPITALIZATION

The following table sets forth our actual capitalization as of March 31, 2006 and as adjusted to reflect the issuance and sale of the notes and the receipt and use of the estimated net proceeds from the issuance and sale of the notes.

	As of March 31, 2006
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$1,843,405	$2,038,905
Short-term borrowings:
7¼% Senior Notes due 2006(1)(3)	300,231	300,231
Commercial paper program	—	—
Total short-term debt	300,231	300,231
Long-term debt:
6.30% Senior Notes due 2018(2)(3)	297,750	297,750
% Senior Notes due (3)	—	500,000
Credit facility(4)	300,000	—
Other long-term borrowings	3,475	3,475
Total long-term debt	601,225	801,225
Total debt	901,456	1,101,456
Stockholders’ equity:
Preferred stock, $1 par value; 10,000,000 shares authorized, none issued	—	—
Common stock; $0.16 2/3 par value; 300,000,000 shares authorized; 180,496,685 shares issued	30,085	30,085
Capital in excess of par value	1,264,161	1,264,161
Retained earnings	1,505,390	1,505,390
Accumulated other comprehensive loss	(28,408)	(28,408)
Treasury stock, at cost, 15,848,413 shares	(203,469)	(203,469)
Total stockholders’ equity	2,567,759	2,567,759
Total capitalization	$3,469,215	$3,669,215

We maintain, and may issue short-term debt securities under, a commercial paper program when market conditions allow. As of March 31, 2006 and December 31, 2005 and 2004, we had no commercial paper borrowings outstanding. The commercial paper program is backed by our 5-year $600 million unsecured revolving credit facility which expires in September 2009. As of March 31, 2006, after giving effect to the issuance and sale of the notes and the use of the estimated net proceeds, we estimate we would have had the ability to borrow up to $636 million, including $565 million under our credit facility, after taking into account the covenants contained in the credit facility. See “Use of Proceeds”.

We expect to fund the increased regulatory capital requirements at our subsidiaries due to our anticipated premium growth in 2006 resulting from the expansion of our Medicare products with capital contributions from Humana Inc. in the range of $500 million to $600 million for the remainder of 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity—Regulatory Requirements” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, which is incorporated by reference in this prospectus supplement.

(1)          The following table reflects the components of the 7¼% Senior Notes due 2006 (in thousands):

7¼% Senior Notes due 2006	$299,949
Fair value of swap	(3,238)
Deferred gain from swap exchange	3,520
Total 7¼% Senior Notes due 2006	$300,231

The 7¼% Senior Notes due 2006 were issued with original issue discount. The principal amount outstanding on the 7¼% Senior Notes due 2006 is $300 million. The $299.9 million amount shown above reflects the remaining original issue discount to be expensed over the remaining life of the 7¼% Senior Notes due 2006.

(2)          The following table reflects the components of the 6.30% Senior Notes due 2018 (in thousands):

6.30% Senior Notes due 2018	$299,291
Fair value of swap	(1,541)
Total 6.30% Senior Notes due 2018	$297,750

The 6.30% Senior Notes due 2018 were issued with original issue discount. The principal amount outstanding on the 6.30% Senior Notes due 2018 is $300 million. The $299.3 million amount shown above reflects the remaining original issue discount to be expensed over the remaining life of the 6.30% Senior Notes due 2018.

(3)          In order to hedge the risk of changes in the fair value of our $300 million 7¼% Senior Notes due 2006 and our $300 million 6.30% Senior Notes due 2018 attributable to fluctuations in interest rates, we entered into interest rate swap agreements. Our interest rate swap agreements exchange the fixed interest rate under the 7¼% Senior Notes due 2006 and the 6.30% Senior Notes due 2018 for a variable interest rate based on LIBOR. After taking into account our interest rate swap agreements, our effective interest rate at March 31, 2006, was 6.58% for our 7¼% Senior Notes due 2006 and 5.88% for our 6.30% Senior Notes due 2018. We may enter into similar interest rate swap agreements to hedge the risk of change in the fair value of the notes being issued and sold in this offering. Our swap agreements, which have the same critical terms as the underlying note, are recognized in our consolidated balance sheet at fair value with an equal and offsetting adjustment to the carrying value of the note to which these swap agreements relate. The fair value of our swap agreements are estimated based on quoted market prices of comparable agreements and reflects the amounts we would receive (or pay) to terminate the agreements at the reporting date. At March 31, 2006, the fair value of our swap agreements related to our 7¼% Senior Notes due 2006 was out of favor by $3.2 million and is included in trade accounts payable and accrued expenses and the fair value of our swap agreements related to our 6.30% Senior Notes due 2018 was out of our favor by $1.5 million and is included in other long-term liabilities. Correspondingly, the carrying value of our 7¼% Senior Notes due 2006 has been decreased $3.2 million to its fair value and the carrying value of our 6.30% Senior Notes due 2018 has been decreased $1.5 million to its fair value.

(4)          As of May 1, 2006, the outstanding balance under our credit facility was $200 million. It is our intention to seek to increase the size of our credit facility from $600 million to $1.0 billion.

USE OF PROCEEDS

We estimate that our net proceeds from the issuance and sale of the notes will be approximately $495.5 million after deducting underwriters’ discounts and our estimated offering expenses. We intend to use a portion of these net proceeds from the offering for the repayment of the outstanding balance under our credit facility, and to use the balance of the net proceeds for general corporate purposes, including the funding of our short-term cash needs and potential acquisitions. As of May 1, 2006, the outstanding balance under our credit facility was $200 million and the interest rate on that outstanding balance was 5.60%.

Our 7¼% Senior Notes due 2006 mature on August 1, 2006. We intend to use some of the balance of the net proceeds from this offering and/or borrowings under our credit facility for the repayment of our 7¼% Senior Notes due 2006.

DESCRIPTION OF THE NOTES

The following description of the notes offered hereby supplements the more general description of the debt securities that appears in the accompanying prospectus. You should read this section together with the section entitled “Description of the Debt Securities” in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the accompanying prospectus, the information in this section controls and will apply to the notes.

The notes will be issued under a base indenture dated as of August 5, 2003, between Humana and The Bank of New York Trust Company, N.A. (as successor to The Bank of New York), as trustee, as supplemented by a supplemental indenture to be dated as of                        , 2006. As used in this section, all references to the indenture mean the base indenture as supplemented by the supplemental indenture. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

This description of the notes is intended to be an overview of the material provisions of the notes and the indenture. Because this description of the notes and the indenture is only a summary, you should refer to the indenture for a complete description of our obligations and your rights.

In this description of the notes, references to “Humana”, the “issuer”, “we”, “our” and “us” refer to Humana Inc. and do not include its subsidiaries.

General

The notes:

•       will be our senior unsecured obligations;

•       will constitute a series of debt securities issued under the indenture and will initially be limited to an aggregate principal amount of $500 million;

•       will mature on             ,           ;

•       will be subject to earlier redemption at the option of the issuer as described under “—Optional Redemption”;

•       will not have the benefit of any sinking fund;

•       will be issued in denominations of $1,000 and integral multiples of $1,000; and

•       will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in certificated form. See “—Book-Entry Issuance.”

Interest on the notes will:

•       accrue at the rate of      % per annum;

•       accrue from               , 2006 or the most recent interest payment date on which interest was paid;

•       be payable in cash semi-annually in arrears on                and                of each year, commencing on                       , 2006;

•       be payable to the holders of record on the                and                immediately preceding the related interest payment date; and

•       be computed on the basis of a 360-day year comprised of twelve 30-day months.

If any interest payment date or maturity date falls on a day that is not a business day, the required payment of principal or interest will be made on the next business day as if made on the date that payment was due, and no interest will accrue on that payment for the period from and after the interest payment date or maturity date, as the case may be, to the date of the payment on the next business day.

Additional Issuances

We may from time to time, without the consent of existing holders, create and issue additional notes having the same terms and conditions as the notes in all respects, except for issue date, issue price and, if applicable, the first payment of interest on the additional notes. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes.

Ranking

The notes will be our senior and unsecured indebtedness and will rank equally with all of our other existing and future senior and unsecured indebtedness. The notes will effectively rank junior to any of our existing and future secured indebtedness, to the extent of the assets securing that indebtedness, and to all indebtedness and other liabilities of our subsidiaries. Indebtedness of our subsidiaries and obligations and liabilities of our subsidiaries are structurally senior to the notes since, in the event of our bankruptcy, liquidation, dissolution, reorganization or other winding up, the assets of our subsidiaries will be available to pay the notes only after the subsidiaries’ indebtedness and obligations and liabilities are paid in full. Because we stand as an equity holder, rather than a creditor, of our subsidiaries, creditors of those subsidiaries will have their debt satisfied out of the subsidiaries’ assets before our creditors, including the noteholders. Because our operations are and will be conducted by our subsidiaries, these subsidiaries have incurred and will continue to incur significant obligations and liabilities.

Exchange and Transfer

You may exchange or transfer the notes in accordance with the indenture. You will not be required to pay a service charge to exchange or transfer the notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The exchange or transfer will only be made if the transfer agent is satisfied with your proof of ownership. See “—Book-Entry Issuance.”

Paying and Paying Agents

We will pay interest, principal and any other money due on the notes at the corporate trust office of the trustee. We may also choose to pay interest by mailing checks or making wire transfers. Regardless of who acts as the paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to note holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. We may also choose to act as our own paying agent. We must notify you of changes in identities of the paying agents for the notes.

Optional Redemption

The notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a price equal to the greater of:

•       100% of the principal amount of the notes to be redeemed; and

•       the sum of the present values of the remaining scheduled payments on the notes to be redeemed consisting of principal and interest, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus             basis points plus accrued interest to the date of redemption.

The notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. The notice of redemption for the notes will state the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any notes that are redeemed. If less than all the notes are redeemed at any time, the trustee will select notes on a pro rata basis or by any other method the trustee deems fair and appropriate.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

“Comparable Treasury Price” means, with respect to any redemption date:

the average of the bid and the asked prices for the Comparable Treasury Issue, expressed as a percentage of its principal amount, at 4:00 p.m. on the third business day preceding that redemption date, as set forth on “Telerate Page 500,” or such other page as may replace Telerate Page 500; or

if Telerate Page 500, or any successor page, is not displayed or does not contain bid and/or asked prices for the Comparable Treasury Issue at that time, the average of the Reference Treasury Dealer Quotations obtained by us for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or, if we are unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by us.

“Independent Investment Banker” means either Citigroup Global Markets Inc. or Wachovia Capital Markets, LLC, as selected by us or, if both such firms are unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and its successors and four other primary U.S. government securities dealers in New York City (each, a “Primary Treasury Dealer”) selected by the Independent Investment Banker; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue for the notes, expressed in each case as a percentage of its principal amount, quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding the redemption date.

“Treasury Yield” means, with respect to any redemption date applicable to the notes, the rate per annum equal to the semiannual equivalent yield to maturity, computed as of the third business day immediately preceding the redemption date, of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the applicable Comparable Treasury Price for the redemption date.

Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Covenants

We will not be restricted by the indenture from incurring any type of indebtedness or other obligation, paying dividends or making distributions on our capital stock, or purchasing or redeeming our capital stock. The indenture will not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the indenture will not contain any provisions that would require us to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving us which may adversely affect the creditworthiness of the notes.

Limitation on Liens.   The indenture will provide that we will not, and will not permit any of our Principal Subsidiaries to, issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance, directly or indirectly, on any of the Common Stock of a Principal Subsidiary owned by us or any of our Principal Subsidiaries, unless our obligations under the notes and, if we so elect, any other indebtedness of us, ranking on a parity with, or prior to, the notes, shall be secured equally and ratably with, or prior to, such secured indebtedness for borrowed money so long as it is outstanding and is so secured.

Merger, Consolidation or Sale of Assets.   The indenture will provide that we may not consolidate with or merge with or into, or sell, lease or convey all or substantially all of our assets to, another person unless:

•       either we are the resulting, surviving or transferee person, which is referred to as the “successor”, or the successor is a person organized under the laws of the United States, any state or the District of Columbia;

•       the successor expressly assumes by supplemental indenture all of our obligations under the indenture and the notes; and

•       immediately after giving effect to the transaction no event of default, or event which with notice or lapse of time would be an event of default, has occurred and is continuing.

The successor will be substituted for us in the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of the issuer under the indenture.

For purpose of the above covenants and “—Events of Default” below, the following definitions apply:

“Common Stock” means, with respect to any Principal Subsidiary, capital stock of any class, however designated, except capital stock which is non-participating beyond fixed dividend and liquidation preferences and the holders of which have either no voting rights or limited voting rights entitling them, only in the case of certain contingencies, to elect less than a majority of the directors (or persons performing similar functions) of such Principal Subsidiary, and also includes securities of any class, however designated, which are convertible into Common Stock.

“Principal Subsidiary” means a consolidated subsidiary of ours that, as of the relevant time of the determination, is a “significant subsidiary” as defined under Rule 405 under the Securities Act (as that Rule is in effect on the date of this prospectus without giving effect to any further amendment of that Rule).

Events of Default

Each of the following will be an event of default under the indenture:

(1)         default in any payment of interest on any note when due, continued for 30 days;

(2)         default in the payment of principal of or premium, if any, on any note when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

(3)         our failure, after notice, to comply within 60 days with any of our other agreements contained in the indenture applicable to the notes;

(4)         (A) our failure or the failure of any of our subsidiaries to pay indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $40,000,000, at the later of final maturity and the expiration of any related applicable grace period and such defaulted payment shall not have been made, waived or extended within 30 days after notice or (B) acceleration of the maturity of indebtedness for money we borrowed or any of our subsidiaries borrowed in an aggregate principal amount of at least $40,000,000, if that acceleration results from a default under the instrument giving rise to or securing such indebtedness for money borrowed and such indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days after notice; or

(5)         certain events of bankruptcy, insolvency or reorganization for us or any of our Principal Subsidiaries.

A default under clause (3) or (4) of this paragraph will not constitute an event of default until the trustee or the holders of at least 25% in principal amount of the outstanding notes notify us of the default and such default is not cured within the time specified in clause (3) or (4) of this paragraph after receipt of such notice.

If an event of default (other than an event of default referred to in clause (5) above with respect to us) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee may, and the trustee at the request of such holders shall, declare the principal of and accrued and unpaid interest, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. If an event of default referred to in clause (5) above occurs with respect to us and is continuing, the principal of and accrued and unpaid interest on all the notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.

In order for holders of the notes to initiate proceedings for a remedy under the indenture (other than with respect to an event of default referred to in clause (5) above with respect to us), holders of at least 25% in principal amount of the notes must first give notice to us as provided above, must request that the trustee initiate a proceeding in its own name and must offer the trustee reasonable indemnity against costs and liabilities. If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of the notes, the holders may initiate a proceeding as long as they do not adversely affect the rights of any other holders of notes. However, any holder is entitled at any time to bring a lawsuit for payment of money due on the notes on or after the due date.

The holders of a majority in principal amount of the outstanding notes may rescind a declaration of acceleration if all events of default, besides the failure to pay principal or interest due solely because of the declaration of acceleration, have been cured or waived.

If we default on the payment of any installment of interest and fail to cure the default within 30 days, or if we default on the payment of principal when it becomes due, then the trustee may require us to pay all amounts due to the trustee, with interest on the overdue principal or interest payments, in addition to the expenses of collection.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, or interest on, any note, the trustee may withhold notice if the trustee determines that withholding notice is in the best interests of the holders.

The holders of a majority in principal amount of the outstanding notes may waive any past default or event of default except for a default in the payment of principal of or interest on the notes or a default relating to a provision that cannot be amended without the consent of each affected holder.

Modification or Waiver

There are three types of changes we can make to the indenture.

Changes Requiring Noteholder Approval.   Certain changes cannot be made to the indenture or the notes without approval of each affected noteholder, including the following:

•       reducing the principal, any premium, or changing the stated final maturity of the notes;

•       reducing the rate of, or changing the time for, payment of interest on the notes;

•       making the principal or interest payable in a currency other than United States dollars or changing the place of payment;

•       modifying the right of any noteholder to receive or sue for payment of principal or interest that would be due and payable at the maturity of the notes;

•       expressly subordinating the notes to other indebtedness of ours; or

•       reducing the principal amount of the notes whose holders must consent to supplement the indenture or to waive any of its provisions.

Changes Requiring a Majority Vote of the Noteholders.   Other than as set forth above, the indenture and the notes can generally be amended by a vote in favor by holders owning a majority of the outstanding principal amount of the notes. In the event that more than one series of notes issued under the base indenture is affected by the amendment, separate votes will be needed for each series even if they are affected in the same way.

Changes Not Requiring Approval.   From time to time, we and the trustee may, without the consent of the noteholders, amend either the indenture or the notes for specified purposes, including to:

•       reflect that a successor has succeeded us and has assumed our covenants and obligations under the notes and the indenture;

•       add further covenants for the benefit of the noteholders;

•       add any additional event of default;

•       pledge property to the trustee as security for the notes;

•       add guarantees with respect to the notes;

•       change the trustee or provide for an additional trustee;

•       modify the indenture in order to continue its qualification under the Trust Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments of that act;

•       issue and establish the form and terms and conditions of other series of debt securities as provided in the base indenture; or

•       cure any ambiguity, mistake or inconsistency in the indenture or in the notes or make any other provisions with respect to matters or questions arising under the indenture, as long as the interests of the noteholders are not adversely affected in any material respect.

Satisfaction and Discharge

The indenture will cease to be of further effect, and we will be deemed to have satisfied and discharged the indenture, with respect to the notes when certain specified conditions have been satisfied, including the following:

•       all notes not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;

•       we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the notes that had not been previously delivered for cancellation, for the principal and interest to the date of the deposit, in the case of notes that have become due and payable, or to the stated maturity or the redemption date, if earlier, in the case of other notes;

•       we have paid or caused to be paid all other sums payable under the indenture in respect of the notes; and

•       we have delivered to the trustee an officer’s certificate and opinion of counsel, each stating that all these conditions have been complied with.

We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.

Defeasance

At our option, we can terminate all of our obligations with respect to certain covenants under the indenture with respect to the notes, other than the obligation to pay principal, any premium and interest on the notes and other specified obligations, at any time by:

•       depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal, any premium and interest on the notes to their maturity; and

•       complying with other specified conditions, including delivery to the trustee of an opinion of counsel to the effect that noteholders will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

In addition, we can terminate all of our obligations under the indenture with respect to the notes, including the obligation to pay principal, any premium and interest on the notes, at any time by:

•       depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal, any premium and interest on the notes to their maturity; and

•       complying with other specified conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the United States federal tax law since the date of the indenture, to the effect that noteholders will not recognize income, gain or loss for United States federal income tax purposes as a result of our defeasance.

Book-Entry Issuance

The notes will be represented by one or more global notes that will be deposited with and registered in the name of The Depository Trust Company, or DTC, or its nominee. We will not issue certificated notes to you, except in the limited circumstances described below. Each global note will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its own clients. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred. DTC, its nominees and their successors may, however, transfer a global note as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

Beneficial interests in a global note will be shown on, and transfers of beneficial interests in the global note will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This book-entry system eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC’s records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants’ records. DTC will have no knowledge of your individual ownership of the notes. DTC’s records will show only the identity of the direct participants and the principal amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of each global note for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global note to you or any other beneficial owners in that global note.

It is DTC’s current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants’ accounts on the payment date based on their holdings. In addition, it is DTC’s current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our Company.

Notes represented by one or more global notes will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•       DTC is unwilling or unable to continue as a depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days;

•       an event of default occurs and is continuing in respect of the notes; or

•       we decide to discontinue the book-entry system.

If a global note is exchanged for certificated notes, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated notes.

Euroclear and Clearstream

Links have been established among DTC, Clearstream Banking S.A., or Clearstream, and Euroclear Bank S.A./N.V., or Euroclear, which are two European book-entry depositaries similar to DTC, to facilitate the initial issuance of notes sold outside the United States and cross-market transfers of the notes associated with secondary market trading.

Noteholders may hold their notes through the accounts maintained by Euroclear or Clearstream in DTC only if they are participants of those systems, or indirectly through organizations which are participants in those systems.

Euroclear and Clearstream will hold omnibus book-entry positions on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries, which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. All securities in Euroclear and Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

Transfers of notes by persons holding through Euroclear or Clearstream participants will be effected through DTC, in accordance with DTC rules, on behalf of the relevant European international clearing system by its depositaries; however, such transactions will require delivery of exercise instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the exercise meets its requirements, deliver instructions to its depositaries to take action to effect exercise of the notes on its behalf by delivering notes through DTC and receiving payment in accordance with its normal procedures for next-day funds settlement. Payments with respect to the notes held through Euroclear and Clearstream will be credited to the cash accounts of Euroclear participants or Clearstream participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.

All information in this prospectus on Euroclear and Clearstream is derived from Euroclear or Clearstream, as the case may be, and reflects the policies of such organizations. These organizations may change these policies without notice.

Concerning the Trustee

The Bank of New York Trust Company, N.A. (as successor to The Bank of New York) is the trustee under the base indenture, which also governs our 6.30% Senior Notes due 2018, and will be the trustee under the supplemental indenture governing the notes offered hereby. The Bank of New York Trust Company, N.A. has been appointed as registrar and paying agent with regard to the notes and serves the same roles with respect to our 6.30% Senior Notes due 2018. The Bank of New York Trust Company, N.A. is also a lender under our existing credit facility and is the trustee, registrar and paying agent under the indenture governing our 7¼% Senior Notes due 2006, which will mature on August 1, 2006.

The indenture provides that, except during the continuance of an event of default under the indenture, the trustee under the indenture will perform only those duties as are specifically set forth in the indenture. Under the indenture, the holders of a majority in outstanding principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding or exercising any remedy available to the trustee under the indenture with respect to the notes, subject to some exceptions. If an event of default has occurred and is continuing, the trustee under the indenture will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of that person’s own affairs.

Each year we must furnish to the trustee a written statement of some of our officers that, to their knowledge, we are in compliance with the indenture and the notes, or otherwise specifying any default.

The trustee may resign or be removed and a successor trustee may be appointed to act with respect to the notes.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement among us and Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC, as representatives of each of the underwriters named below, dated as of May    , 2006, we have agreed to sell to the underwriters, and each of the underwriters, severally and not jointly, has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$
Wachovia Capital Markets, LLC

Total		$500,000,000

The underwriters have agreed, subject to the terms and conditions of the underwriting agreement, to purchase all of the notes being sold if any of the notes being sold are purchased. In the event of a default by an underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The notes are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

The underwriters propose initially to offer the notes to the public at the initial public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of     % of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of     % of the principal amount of the notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

We estimate that the expenses of the offering, exclusive of the underwriting discount, will be $1,290,000 and will be payable by us.

We have agreed not to, without the prior written consent of each of Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC on behalf of the underwriters, directly or indirectly, offer for sale, sell, grant any option to purchase, issue or otherwise transfer or dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any debt securities of, or guaranteed by, any of the Company or its subsidiaries which are substantially similar to the notes (other than the notes), for a period of 90 days following the date of this prospectus supplement.

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after consummation of the offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that there will be a liquid trading market for the notes or that an active public market for the notes will develop. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, affiliates of certain of the underwriters are lenders under our credit facility, and thus will receive a portion of the proceeds from the offering of the notes that are used to repay borrowings under the credit facility.

This offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of notes to underwriters for sale to their online brokerage account holders. The representatives will allocate notes to underwriters that may make Internet distributions on the same basis as other allocations. In addition, notes may be sold by the underwriters to securities dealers who resell notes to online brokerage account holders.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the notes will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements and financial statement schedules incorporated in this prospectus supplement by reference to Humana Inc.’s current report on Form 8-K dated May 24, 2006 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Form 10-K have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus

Debt Securities

Preferred Stock

Common Stock

Depositary Shares

Securities Warrants

We may offer and sell, from time to time, in one or more offerings, any combination of the securities we describe in this prospectus.

We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. We urge you to read carefully this prospectus, any accompanying prospectus supplement, and any documents we incorporate by reference before you make your investment decision.

Our common stock is quoted on the New York Stock Exchange under the symbol “HUM.”  If we decide to list or seek a quotation for any other securities, the prospectus supplement relating to those securities will disclose the exchange or market on which those securities will be listed or quoted.

Investing in our securities involves risks. You should consider the risk factors described in any accompanying prospectus supplement or any documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 31, 2006.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	ii
FORWARD-LOOKING STATEMENTS	iii
WHERE YOU CAN FIND ADDITIONAL INFORMATION	iv
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	v
OUR COMPANY	1
USE OF PROCEEDS	2
DESCRIPTION OF THE SECURITIES WE MAY ISSUE	3
DESCRIPTION OF THE DEBT SECURITIES	7
DESCRIPTION OF THE PREFERRED STOCK AND THE DEPOSITARY SHARES REPRESENTING FRACTIONAL SHARES OF PREFERRED STOCK	10
DESCRIPTION OF THE COMMON STOCK	12
DESCRIPTION OF THE SECURITIES WARRANTS	13
PLAN OF DISTRIBUTION	14
LEGAL MATTERS	16
EXPERTS	17

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using the SEC’s “shelf” registration rules. Under the shelf registration rules, using this prospectus, together with any prospectus supplement, we may sell from time to time, in one or more offerings, any of the securities described in this prospectus.

In this prospectus “we,” “us,” and “our” refer to Humana Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

This prospectus provides you with a general description of the securities we may sell. Each time we sell securities under this prospectus, we may provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under “Where You Can Find Additional Information” before making an investment decision. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any documents we incorporate by reference may include both historical and forward-looking statements. The forward-looking statements are made within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events, trends and uncertainties. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including the information set forth under “Risk Factors” in documents incorporated by reference in this prospectus and any applicable prospectus supplement.

Some of the risks which may be relevant to us could include:

•       if the premiums we charge are insufficient to cover the cost of health care services delivered to our members, or if our estimates of medical claim reserves based upon our estimates of future medical claims are inadequate, our profitability could decline;

•       if we do not design and price our products properly and competitively, our membership and profitability could decline;

•       if we fail to effectively implement our operational and strategic initiatives, our business could be materially adversely affected;

•       if we fail to properly maintain the integrity of our data, to strategically implement new information systems, or to protect our proprietary rights to our systems, our business could be materially adversely affected;

•       we are involved in various legal actions, which, if resolved unfavorably to us, could result in substantial monetary damages;

•       as a government contractor, we are exposed to additional risks that could adversely affect our business or our willingness to participate in government health care programs;

•       our industry is currently subject to substantial government regulation, which, along with possible increased governmental regulation or legislative reform, increases our costs of doing business and could adversely affect our profitability;

•       our ability to manage administrative costs could hamper profitability;

•       any failure by us to manage acquisitions, and other significant transactions successfully could harm our financial results, business and prospects;

•       if we fail to develop and maintain satisfactory relationships with the providers of care to our members, our business could be adversely affected;

•       if we fail to manage prescription drug programs successfully, our financial results could suffer;

•       our ability to obtain funds from our subsidiaries is restricted;

•       ratings are an important factor in our competitive position; and

•       increased litigation and negative publicity could increase our cost of doing business.

We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. There may also be other risks that we are unable to predict at this time.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a reporting company under the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. The public can obtain any documents that we file electronically with the SEC at the SEC’s Internet web site, http://www.sec.gov, or through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We also make available free of charge on or through our Internet web site (http://www.humana.com) our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file these materials with the SEC. In addition, you may request copies of these filings at no cost through our Investor Relations Department at: Humana Inc., 500 West Main Street, Louisville, Kentucky 40202, Attn: Investor Relations; Phone: (502) 580-1000; or at our Internet web site.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to a contract or other document of ours, the reference is only a summary. For a copy of the contract or other document, you should refer to the exhibits that are a part of the registration statement or incorporated by reference into the registration statement by the filing of a Form 8-K or otherwise. You may review a copy of the registration statement and the documents we incorporate by reference at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s Internet web site as listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference into this prospectus is an important part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

•       our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•       our Current Report on Form 8-K filed on March 1, 2006; and

•       the description of our common stock on our Registration Statement on Form 8-A filed on March 1, 1999.

You may request a copy of these filings at no cost, by writing or telephoning us as follows:

500 West Main Street
Louisville, Kentucky  40202
(502) 580-1000
Attn:  Investor Relations

You may also obtain a copy of these filings from our Internet web site at www.humana.com. Please note, however, that the information on our Internet web site, other than the documents listed above, is not intended to be incorporated into this prospectus by reference and should not be considered a part of this prospectus.

v

OUR COMPANY

Headquartered in Louisville, Kentucky, we are one of the nation’s largest publicly traded health benefits companies, based on our 2005 revenues of $14.4 billion. We offer coordinated health insurance coverage and related services through a variety of traditional and Internet-based plans for employer groups, government-sponsored programs and individuals. As of December 31, 2005, we had approximately 7.1 million members in our medical insurance programs, as well as approximately 1.9 million members in our specialty products programs. We have approximately 559,000 contracts with physicians, hospitals, dentists, and other providers to provide health care to our members. During 2005, 51% of our premiums and administrative services fees were derived from contracts with the federal government, including 17% related to our TRICARE contracts and 20% related to our contracts in Florida with the Centers for Medicare and Medicaid Services, or CMS. Under our CMS contracts in Florida, we provide health insurance coverage to approximately 295,400 members as of December 31, 2005.

We manage our business with two segments: Government and Commercial. The Government segment consists of members enrolled in government-sponsored plans, and includes three lines of business:  Medicare Advantage, TRICARE and Medicaid. The Commercial segment consists of members enrolled in products marketed to employer groups and individuals, and includes three lines of business:  fully insured medical, administrative services only, or ASO, and specialty. We identified our segments in accordance with the aggregation provisions of Statement of Financial Accounting Standards No. 131, “Disclosures About Segments of an Enterprise and Related Information” which is consistent with information used by our Chief Executive Officer in managing our business. The segment information aggregates products with similar economic characteristics. These characteristics include the nature of customer groups and pricing, benefits and underwriting requirements.

The results of each segment are measured by income before income taxes. We allocate all selling, general and administrative expenses, investment and other income, interest expense, and goodwill, but no other assets or liabilities, to our segments. Members served by our two segments often utilize the same medical provider networks, enabling us to obtain more favorable contract terms with providers. Our segments also share overhead costs and assets. As a result, the profitability of each segment is interdependent.

USE OF PROCEEDS

Unless indicated otherwise in any applicable prospectus supplement, we expect to use the net proceeds from the sale of our securities for our operations and for other general corporate purposes, including repayment or refinancing of borrowings, working capital, capital expenditures, investments, acquisitions and the repurchase of our outstanding securities. Additional information on the use of net proceeds from the sale of securities that we may offer from time to time by this prospectus may be set forth in the applicable prospectus supplement relating to a particular offering.

DESCRIPTION OF THE SECURITIES WE MAY ISSUE

Overview

This prospectus describes the securities we may issue from time to time. The remainder of this section provides some background information about the manner in which the securities may be held. The four sections following this section of the prospectus describe the terms of the basic categories of securities that we may issue pursuant to this prospectus:

•       our debt securities, which may be senior or subordinated;

•       our preferred stock and depositary shares representing fractional shares of our preferred stock;

•       our common stock; and

•       warrants to purchase our debt securities, preferred stock, depositary shares and common stock.

Prospectus Supplements

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we may provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to or change information contained in this prospectus. If so, the prospectus supplement should be read as superseding this prospectus. You should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information.”

Any applicable prospectus supplement to be attached to the front of this prospectus will describe the terms of any securities that we offer, as well as the other specific terms related to that offering. For more details on the terms of the securities, you should read the exhibits filed with our registration statement, of which this prospectus is a part, including any future filings we will make with the SEC that are incorporated by reference into the registration statement by filing a Form 8-K or otherwise.

Legal Ownership of Securities

Holders of Securities

Book-Entry Holders.   We will issue debt securities under this prospectus in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. We may, but are not obligated to, issue shares of common stock, shares of preferred stock and securities warrants under this prospectus in book-entry form. If securities are issued in book-entry form, this means the securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

We will only recognize the person in whose name a security is registered as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and all payments on the securities will be made to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers, who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers. They are not obligated to do so under the terms of the securities.

As a result, investors of securities in book-entry form will not own these securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities. For more information about securities issued in global form, see “—Global Securities” below.

Street Name Holders.   Alternatively, we may initially issue securities under this prospectus in non-global form. We may also terminate a global security at any time after it is issued. In these cases, investors may choose to hold their securities in their own names or in “street name.”  Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses. In that event, the investor would hold only a beneficial interest in those securities through an account that the investor maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and all payments on those securities will be made to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders.   We, and any third parties employed by us or acting on your behalf, including trustees, depositories and transfer agents, generally are obligated only to the legal holders of the securities. In a number of respects, we do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the legal holder, we have no further responsibility for the payment or notice even if that legal holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders to amend an indenture, to relieve ourselves of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for any other purpose, we would seek the approval only from the legal holders, and not the indirect holders, of the securities. Whether and how the legal holders contact the indirect holders is determined by the legal holders.

When we refer to you, we mean those who invest in the securities being offered by this prospectus, whether they are the legal holders or only indirect holders of those securities. When we refer to your securities, we mean the securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders.   If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•       how it handles securities payments and notices;

•       whether it imposes fees or charges;

•       how it would handle a request for the holders’ consent, if ever required;

•       whether and how you can instruct it to send you securities registered in your own name so you can be a legal holder, if that is permitted in the future;

•       how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•       if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

What is a Global Security?   A global security represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms. We may, however, issue a global security that represents multiple securities that have different terms and are issued at different times. We call this kind of global security a master global security.

Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution that we select or its nominee. The financial institution that is selected for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form. Beneficial interests in global securities will be shown on, and transfers of global securities will be reflected through, records maintained by DTC and its participants.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise or as otherwise described in the applicable prospectus supplement. We describe those situations under “—Special Situations When a Global Security Will Be Terminated” below. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities.   As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of securities and instead will deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•       an investor cannot cause the securities to be registered in the name of the investor, and cannot obtain physical certificates for the investor’s interest in the securities, except in the special situations we describe below;

•       an investor will be an indirect holder and must look to the investor’s own broker, bank or other financial institution for payments on the securities and protection of the investor’s legal rights relating to the securities, as we describe under “—Legal Ownership of Securities—Holders of Securities” above;

•       an investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•       an investor may not be able to pledge the investor’s interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•       the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. Neither we nor any third parties employed by us or acting on your behalf, including trustees and transfer agents, have any responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. Neither we, the trustee, the transfer agent nor any other third parties supervise the depositary in any way;

•       DTC requires that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker, bank or other financial institution may require you to do so as well; and

•       brokers, banks and other financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the security. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will Be Terminated.   In some situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names so that they will be holders. We have described the rights of holders and street name investors above under “—Legal Ownership of Securities—Holders of Securities” above.

The special situations for termination of a global security are as follows:

•       if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security, and we do not appoint another institution to act as depositary within a specified time period; or

•       if we elect to terminate that global security.

A prospectus supplement may also list additional situations for terminating a global security that would apply to that particular series of securities covered by that prospectus supplement. If a global security is terminated, the depositary has the sole responsibility for determining the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

DESCRIPTION OF THE DEBT SECURITIES

We may issue debt securities from time to time in one or more distinct series. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Unless otherwise specified in the applicable prospectus supplement the trustee under the indentures will be The Bank of New York Trust Company, N.A, which is the successor to The Bank of New York. We will include in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock, preferred stock or other debt securities. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries of these provisions, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the debt securities and the indentures (including any amendments or supplements we may enter into from time to time which are permitted under each indenture).

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of our parent company, Humana Inc., and will not be guaranteed by any of our subsidiaries. The senior debt securities will rank equally with any of our other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. There may be subordinated debt securities that are senior or junior to other series of subordinated debt securities.

The applicable prospectus supplement will set forth the terms of each series of notes, including, if applicable:

•       the title of the debt securities and whether the debt securities will be senior debt securities or subordinated debt securities;

•       any limit upon the aggregate principal amount of the debt securities;

•       whether the debt securities will be issued as registered securities, bearer securities or both, and any restrictions on the exchange of one form of debt securities for another and on the offer, sale and delivery of the debt securities in either form;

•       the date or dates on which the principal amount of the debt securities will mature;

•       if the debt securities bear interest, the rate or rates at which the debt securities bear interest and the date or dates from which interest will accrue;

•       if the debt securities bear interest, the dates on which interest will be payable and the regular record dates for interest payments;

•       the place or places where the payment of principal, any premium and interest will be made, if other than or in addition to the Borough of Manhattan, The City of New York, where the debt securities may be surrendered for transfer or exchange and where notices or demands to or upon us may be served;

•       any optional redemption provisions, which would allow us to redeem the debt securities in whole or in part;

•       any sinking fund or other provisions that would obligate us to redeem, repay or purchase the debt securities;

•       if the currency in which the debt securities will be issuable is United States dollars, the denominations in which any registered securities will be issuable, if other than denominations of

$1,000 and any integral multiple thereof, and the denominations in which any bearer securities will be issuable, if other than the denomination of $5,000;

•       if other than the entire principal amount, the portion of the principal amount of debt securities which will be payable upon a declaration of acceleration of the maturity of the debt securities;

•       the inapplicability of any event of default or covenant set forth in the indenture relating to the debt securities, or the applicability of any other events of defaults or covenants in addition to the events of default or covenants set forth in the indenture relating to the debt securities;

•       if a person other than The Bank of New York Trust Company, N.A. is to act as trustee for the debt securities, the name and location of the corporate trust office of that trustee;

•       if other than United States dollars, the currency in which the debt securities will be paid or denominated;

•       if the debt securities are to be payable, at our election or the election of a holder of the debt securities, in a currency other than that in which the debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made, and the time and manner of determining the exchange rate between the currency in which the debt securities are denominated or stated to be payable and the currency in which the debt securities are to be so payable;

•       the designation of the original currency determination agent, if any;

•       if the debt securities are issuable as indexed securities, the manner in which the amount of payments of principal, any premium and interest will be determined;

•       if the debt securities do not bear interest, the dates on which we will furnish to the trustee the names and addresses of the holders of the debt securities;

•       if other than as set forth in the indenture, provisions for the satisfaction and discharge of that indenture with respect to the debt securities issued under that indenture;

•       the date as of which any bearer securities and any global security will be dated if other than the date of original issuance of the first debt security of a particular series to be issued;

•       whether and under what circumstances we will pay additional amounts to non-United States holders in respect of any tax assessment or government charge;

•       whether the debt securities will be issued in whole or in part in the form of a global security or securities and, in that case, any depositary and global exchange agent for the global security or securities, whether the global form shall be permanent or temporary and, if applicable, the exchange date;

•       if debt securities are to be issuable initially in the form of a temporary global security, the circumstances under which the temporary global security can be exchanged for definitive debt securities and whether the definitive debt securities will be registered securities, bearer securities or will be in global form and provisions relating to the payment of interest in respect of any portion of a global security payable in respect of an interest payment date prior to the exchange date;

•       the extent and manner to which payment on or in respect of debt securities will be subordinated to the prior payment of our other liabilities and obligations;

•       whether payment of any amount due under the debt securities will be guaranteed by one or more guarantors, including our subsidiaries;

•       the forms of the debt securities; and

•       any other terms of the debt securities, which terms shall not be inconsistent with the requirements of the Trust Indenture Act of 1939, as amended.

This prospectus is part of a registration statement that does not limit the aggregate principal amount of debt securities that we may issue and provides that we may issue debt securities from time to time in one or more series under one or more indentures, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

DESCRIPTION OF THE PREFERRED STOCK AND THE DEPOSITARY SHARES REPRESENTING FRACTIONAL SHARES OF PREFERRED STOCK

This section describes the general terms and provisions of the preferred stock we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our certificate of incorporation and the certificate of designation we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock.

Our board of directors may, without further action of the stockholders, determine the following for each series of preferred stock, and any applicable prospectus supplement will describe:

•       the distinctive serial designation and the number of shares;

•       the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;

•       any voting powers of the shares;

•       whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed;

•       the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to the preferred stock;

•       whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

•       whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same or any other class of our stock or the stock of another issuer, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

•       any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of our certificate of incorporation.

The preferred stock, when issued, will be fully paid and non-assessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock and any depositary shares will be specified in the applicable prospectus supplement.

We may elect to offer depositary shares represented by depositary receipts. If we so elect, each depositary share will represent a fractional interest in a share of preferred stock with the amount of the fractional interest to be specified in the applicable prospectus supplement. If we issue depositary shares representing interests in shares of preferred stock, those shares of preferred stock will be deposited with a depositary.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The applicable prospectus supplement will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying the depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

DESCRIPTION OF THE COMMON STOCK

We are authorized to issue up to 300,000,000 shares of common stock, par value $.16 2/3 per share. As of March 6, 2006, 164,376,634 shares of common stock were issued and outstanding and held of record by approximately 5,700 stockholders. In addition, as of March 6, 2006, there were 1,313,703 shares of our common stock available for issuance under the 2003 Stock Incentive Plan. There were outstanding options to purchase 10,018,048 shares of our common stock as of that date. The following description of our common stock and provisions of our certificate of incorporation and bylaws are only summaries. For a complete statement of the terms and rights of our common stock, you should review the description of our common stock in the Form 8-A, which we have incorporated by reference, our certificate of incorporation and bylaws, which we have filed as exhibits to the registration statement of which this prospectus is a part, and Delaware corporate law.

The holders of our common stock are entitled to receive dividends out of our legally available assets or funds in cash, stock of any corporation or our property, as and when declared by our board of directors, subject to any dividend preferences that may be attributable to preferred stock. In the event of the liquidation or dissolution of our business, the holders of common stock will be entitled to receive ratably the balance of net assets available for distribution after payment of any liquidation or distribution preference payable with respect to any then outstanding shares of our preferred stock. Each share of our common stock is entitled to one vote with respect to matters brought before the stockholders, except for the election of any directors who may be elected by vote of any outstanding shares of preferred stock voting as a class. There are no preemptive, conversion, redemption or sinking fund provisions applicable to our common stock.

Since February 1993, we have not declared or paid any cash dividends on our common stock. We do not presently intend to pay dividends, and we currently plan to retain our earnings for future operations and growth of our businesses.

The rights and privileges of our common stock will be subordinate to the rights and preferences of any of our preferred stock that we may issue in the future.

Our common stock is traded on the New York Stock Exchange under the symbol “HUM.”

DESCRIPTION OF THE SECURITIES WARRANTS

This section describes the general terms and provisions of the securities warrants that we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the securities warrants then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

We may issue securities warrants for the purchase of senior debt securities, subordinated debt securities, preferred stock, depositary shares or common stock. Securities warrants may be issued alone or together with senior debt securities, subordinated debt securities, preferred stock, depositary shares or common stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of securities warrants will be issued under warrant agreements between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the securities warrants and will not act as an agent or trustee for any holders or beneficial holders of securities warrants.

If securities warrants for the purchase of senior debt securities or subordinated debt securities are offered, the applicable prospectus supplement will describe the terms of those securities warrants, including the following if applicable:

•       the offering price;

•       the currencies in which the securities warrants are being offered;

•       the designation, aggregate principal amount, currencies, denominations and terms of the series of the senior debt securities or subordinated debt securities that can be purchased upon exercise;

•       the designation and terms of any series of senior debt securities or subordinated debt securities with which the securities warrants are being offered and the number of securities warrants offered with each senior debt security or subordinated debt security;

•       the date on and after which the holder of the securities warrants can transfer them separately from the series of senior debt securities or subordinated debt securities;

•       the principal amount of the series of senior debt securities or subordinated debt securities that can be purchased upon exercise and the price at which and currencies in which the principal amount may be purchased upon exercise;

•       the date on which the right to exercise the securities warrants begins and the date on which the right expires; and

•       any other terms of the securities warrants.

If securities warrants for the purchase of preferred stock are offered, the applicable prospectus supplement will also describe the terms of the preferred stock into which the securities warrants are exercisable as described under “Description Of The Preferred Stock And The Depositary Shares Representing Fractional Shares Of Preferred Stock.”

PLAN OF DISTRIBUTION

General

We may offer and sell securities in one or more transactions from time to time to or through underwriters, who may act as principals or agents, directly to other purchasers or through agents to other purchasers or through any combination of these methods.

A prospectus supplement relating to a particular offering of securities may include the following information:

•       the terms of the offering;

•       the names of any underwriters or agents;

•       the purchase price of the securities;

•       the net proceeds to us from the sale of the securities;

•       any delayed delivery arrangements;

•       any underwriting discounts and other items constituting underwriters’ compensation;

•       any initial public offering price; and

•       any discounts or concessions allowed or reallowed or paid to dealers.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Underwriting Compensation

We may offer these securities to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of securities, underwriters may receive compensation from us or from purchasers for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

If we use an underwriter or underwriters in the sale of particular securities, we will execute an underwriting agreement with those underwriters at the time of sale of those securities. The names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell those securities. Unless otherwise indicated in the prospectus supplement relating to a particular offering of securities, the obligations of the underwriters to purchase the securities will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased.

Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act. Any discounts or commissions that they receive from us and any profit that they receive on the resale of securities may be deemed to be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent and describe the compensation received from us.

Indemnification

We may enter agreements under which underwriters and agents who participate in the distribution of securities may be entitled to indemnification by us against various liabilities, including liabilities under the Securities Act, and to contribution with respect to payments which the underwriters, dealers or agents may be required to make.

Related Transactions

Various of the underwriters who participate in the distribution of securities, and their affiliates, may perform various commercial banking and investment banking services for us from time to time in the ordinary course of business.

Delayed Delivery Contracts

We may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases we must approve these institutions. The obligations of any purchaser under any of these contracts will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

Price Stabilization and Short Positions

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase the securities. As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of the securities. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities. If the underwriters create a short position in the securities in connection with the offering (that is, if they sell more securities than are set forth on the cover page of the prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing securities in the open market.

We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, the validity of any securities issued hereunder will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$500,000,000

Humana Inc.

% Senior Notes due

PROSPECTUS SUPPLEMENT

                    , 2006

Citigroup

Wachovia Securities